(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	WASHINGTON, DC 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	Commission File Number: 1-14387
☐ Form 10-D		1-13663
☐ Form N-SAR	NOTIFICATION OF LATE FILING
☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

United Rentals, Inc.

United Rentals (North America), Inc.

Full Name of Registrants

Former Name if Applicable

Five Greenwich Office Park

Address of Principal Executive Office (Street and number)

Greenwich, CT 06830

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The company has not yet finalized its results for 2005. For additional information, please see the press release attached as exhibit 99 hereto.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Martin E. Welch (Name)	(203) (Area Code)	622-3131 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2004

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company has not yet finalized its results for 2005. For additional information, please see the press release attached as exhibit 99 hereto.

United Rentals, Inc.

United Rentals (North America), Inc.

             (Name of Registrants as Specified their Charters)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED RENTALS, INC.

Date: March 15, 2006	By:	/s/ Martin E. Welch
	Name:	Martin E. Welch
	Title:	Chief Financial Officer

Date: March 15, 2006	UNITED RENTALS (NORTH AMERICA), INC.

	By:	/s/ Martin E. Welch
	Name:	Martin E. Welch
	Title:	Chief Financial Officer